Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International to Participate in

5th Annual ROTH London Conference, June 17-19, 2019

Vancouver, BC, June 17, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced that the Company will participate in the 5th Annual ROTH London Conference, which will be held June 17-19, 2019 at the Ritz Carlton in London, UK.

The format of the conference is one-on-one meetings only, however, Village Farms’ Chief Financial Officer. Stephen Ruffini, will participate in a featured panel on June 18, 2019 to discuss Cannabinoids: Global Legalization and Trends.

The ROTH London Conference is for institutional clients of ROTH and is by invitation only. To schedule a one-on-one meeting with Village Farms, please contact your ROTH sales representative at (800) 933-6830 or conference@roth.com.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com